CleanCore Solutions, Inc.

5920 South 118th Circle, Suite 2

Omaha, NE 68137

February 16, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Re:	CleanCore Solutions, Inc.
Draft Registration Statement on Form S-1
Submitted February 15, 2023
CIK No. 0001956741

Ladies and Gentlemen:

As per the staff of the SEC’s recent conversation with Louis A. Bevilacqua, of our outside legal counsel, Bevilacqua PLLC, I hereby confirm that pursuant to the applicable provisions of the Fixing America’s Surface Transportation (FAST) Act, we did not include the financial information for the six months ended December 31, 2022 and 2021 in the draft confidential registration statement that we submitted on February 15, 2023 (the “DRS”) because we expect to file our financial information for the nine months ended March 31, 2023 and 2022 in our registration statement when it is publicly filed. While the financial information for the six months ended December 31, 2022 and 2021 is otherwise required by Regulation S-X in the DRS, it is not expected to be required to be included in the Form S-1 filing at the time of the contemplated offering and therefore has been omitted from the DRS. We intend to amend the DRS to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

CleanCore Solutions, Inc.

	By:	/s/ Matthew Atkinson
Matthew Atkinson
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.